AMENDMENT TO
DISTRIBUTION AGREEMENT

This Amendment, dated as of April 7, 2020, is to each Distribution Agreement, as amended and/or restated to date (each, an “Agreement”), by and between Franklin Templeton Distributors, Inc., a registered broker-dealer under the provisions of the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority (the “Distributor”), and each registered open-end investment company identified on Schedule A (each, an “Investment Company”).

WITNESSETH:

WHEREAS, the Distributor and each Investment Company wish to amend the applicable Agreement as provided herein; and

WHEREAS, the Board of Trustees of each Investment Company, including a majority of Trustees who are not interested persons (as defined in the Investment Company Act of 1940, as amended) of the Investment Company, approved the following amendment on April 7, 2020.

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that each Agreement is amended to include a new appropriately numbered paragraph/section, as applicable, at the end of the Agreement as follows:

Where the effect of a requirement of the 1940 Act reflected in any provision of the Agreement is revised by rule, interpretation or order of the SEC, such provision shall be deemed to incorporate the effect of such rule, interpretation or order.

[Signature page follows.]

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IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

Franklin Templeton Distributors, Inc.

By:  /s/Dan O’Lear
Name: Dan O’Lear
Title:   President

Each Investment Company listed on Schedule A

By:  /s/Steven J. Gray
Name: Steven J. Gray
Title:   Vice President and Co-Secretary

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Schedule A

Investment Company
Franklin Gold and Precious Metals Fund

Franklin Managed Trust

Franklin Real Estate Securities Trust

Franklin Strategic Series

Franklin Templeton Variable Insurance Products Trust

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